SEC 06009270 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Moody (858) 756-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 (Address) (City) CA (State) 92101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, a of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On April 4, 2006 (Date), before me, Anamarta Laviaguerre, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared William J. Ruh (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

ANAMARTA LAVIAGUERRE
Commission # 1541581
Notary Public - California
San Diego County
My Comm. Expires Feb 3, 2009

Place Notary Seal Above

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: April 4, 2006 Number of Pages: ____

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: William J Ruh

☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: Castle Creek Financial LLC

RIGHT THUMBPRINT OF SIGNER
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KPMG

CASTLE CREEK FINANCIAL LLC

(A Delaware Limited Liability Company)

Financial Statements and Schedules

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Members
Castle Creek Financial LLC:

We have audited the accompanying statements of financial condition of Castle Creek Financial LLC, a Delaware Limited Liability Company (the Company), as of December 31, 2005 and 2004, and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2006

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents (note 3)	$	487,000	2,425,000
Accounts receivable (note 3)		25,000	50,000
Prepaid expenses		17,000	17,000
Notes receivable (notes 3 and 4)		761,000	—
Total assets	$	1,290,000	2,492,000
Liabilities and Members' Equity			
Liabilities (note 3)	$	6,000	249,000
Members' equity		1,284,000	2,243,000
Total liabilities and members' equity	$	1,290,000	2,492,000

See accompanying notes to financial statements.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Income and Members' Equity

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Advisory service fees, net (note 3)	$	2,565,000	12,868,000
Interest income		18,000	4,000
		2,583,000	12,872,000
Expenses:			
Contract services		299,000	1,427,000
Other expenses		129,000	67,000
		428,000	1,494,000
Net income		2,155,000	11,378,000
Members' equity, beginning of year		2,243,000	148,000
Distributions to members		(3,114,000)	(9,283,000)
Members' equity, end of year	$	1,284,000	2,243,000

See accompanying notes to financial statements.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	2,155,000	11,378,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity securities received as advisory service fees		—	(1,416,000)
Decrease (increase) in accounts receivable		25,000	(50,000)
Decrease in other assets		—	3,000
Increase (decrease) in accounts payable		(243,000)	247,000
Net cash provided by operating activities		1,937,000	10,162,000
Cash flows from investing activities:			
Issuance of note receivable		(761,000)	—
Net cash used in investing activities		(761,000)	—
Cash flows from financing activities:			
Distributions to members		(3,114,000)	(7,867,000)
Net cash used in financing activities		(3,114,000)	(7,867,000)
Net increase (decrease) in cash and cash equivalents		(1,938,000)	2,295,000
Cash and cash equivalents at beginning of year		2,425,000	130,000
Cash and cash equivalents at end of year	$	487,000	2,425,000
Noncash financing activities – distribution of securities	$	—	1,416,000

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

(a) General

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions, or hold funds or securities or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally an unincorporated association of two or more persons, its members have limited personal liability for the obligations or debts of the entity, and they are classified as a partnership for federal income tax purposes. The Company is made up of eight members. Eggemeyer Corp. and WJR Advisory Corp. own 45.0% and 22.5% of the Company, respectively. The Company shall have a term of 99 years unless dissolved earlier in accordance with the provisions of the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

Net income (loss) of the Company for each fiscal year is allocated among the members in proportion to their ownership percentages.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Recognition of Revenues

Advisory service fees are recorded when the services are performed. Equity securities received, if any, related to advisory services are recorded at fair value upon receipt.

(e) Income Taxes

No income tax provision has been recorded in the Company's financial statements because the liability is that of the individual members and not that of the Company.

(Continued)

(f) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2005 and 2004, the Company had excess "net capital" of $476,000 and $2,159,000, respectively, which exceeded the minimum amount required of $5,000 and $17,000, respectively.

(3) Related Party Transactions

Under the agreements of limited partnership of Castle Creek Capital Partners Fund I, LP (Fund I), Castle Creek Capital Partners Fund IIa, LP (Fund IIa), and Castle Creek Capital Partners Fund IIb, LP (Fund IIb), each deemed a related party of the Company, the Company may provide advisory services to portfolio companies in which Fund I, Fund IIa, or Fund IIb invest (Portfolio Company) and other entities which are not Portfolio Companies. In the event the Company earns advisory fees from Portfolio Companies, the Company is to pay the respective fund's partnership management fees to Castle Creek Capital LLC (CCC), the general partner of Fund I, Fund IIa, and Fund IIb, in an amount equal to the respective fund's fully diluted percentage profit interest in such Portfolio Company, divided by 100%. In the event the Company earns advisory fees (as defined in the partnership agreements) from non-Portfolio Companies, the Company is to pay the respective fund's partnership management fees to CCC in an amount equal to 10% of the net fees received.

For the year ended December 31, 2005, the Company provided advisory services to First Community Bancorp and State National Bancshares, Inc., Portfolio Companies of the Funds. Because of this relationship, the Company paid CCC a total of $197,000 in management fee offsets related to these services. For the year ended December 31, 2004, the Company provided advisory services to First Community Bancorp and State National Bancshares, Inc., Portfolio Companies of the Funds. Because of this relationship, the Company paid CCC a total of $362,000 in management fee offsets related to these services. For the year ended December 31, 2005, the Company provided advisory services to a non-Portfolio Company and paid CCC management fee offsets for the Funds' partnership management fees totaling $99,000 for these services. For the year ended December 31, 2004, the Company provided advisory services to several non-Portfolio Companies and paid CCC management fee offsets for the Funds' partnership management fees totaling $1,197,000 for these services. Management fee offsets are included as a reduction to advisory service fees in the accompanying statements of income and members' equity.

At December 31, 2005, the Company owes no amounts to CCC and has no amounts due from affiliates. At December 31, 2004, the Company owed an affiliate $229,000 and had amounts due from an affiliate of $23,000.

The Company maintains bank accounts with First National Bank, whose holding company is a Portfolio Company of Fund I, Fund IIa, and Fund IIb. The terms from First National Bank are the same as those available to its other customers.

The Company has notes receivable of $761,000 outstanding with Western States Opportunity LLC, an affiliate of certain members of the Company, as discussed in note 4.

(4) Notes Receivable

Notes receivable are due upon the earlier of March 31, 2006 or three days following the consummation of the Investor Round Closing of Atlanta Bancorporation and bears interest of 10% per year.

(5) Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2005 or 2004.

(6) Fair Value of Financial Instruments

The fair value is considered to be equal to the carrying value of cash and cash equivalents, accounts receivable, other assets, and accounts payable in the report, as these financial instruments are either liquid or short-term in nature.

Schedule 1

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital – members' equity	$	1,284,000
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		1,284,000
Deduct:		
Nonallowable assets – prepaid expenses and other assets		803,000
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	481,000
Total aggregate indebtedness – accounts payable	$	6,000
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital at 1,500%	$	476,000
Excess net capital at 1,000%	$	476,000
Ratio: Aggregate indebtedness to net capital		.013 to 1

Note: No material differences exist between the dollar amounts reflected in this schedule and those reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

A computation of reserve requirement is not applicable to Castle Creek Financial, LLC because the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Information relating to possession or control requirements is not applicable to Castle Creek Financial, LLC because the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.